111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

April 8, 2009

VIA FEDERAL EXPRESS AND
EDGAR TRANSMISSION

Kevin Woody Accounting Branch Chief Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, D.C. 20549-0303

Re:	Green Builders, Inc. (the “Company”)
File No. 001-33408
Form 10-KSB for Fiscal Year Ended
September 30, 2008
Amendment 1 to Form 10-K for the Fiscal Year Ended
September 30, 2008

Dear Mr. Woody:

We are in receipt of your letter dated April 2, 2009 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-KSB and Amendment No. 1 to Annual Report on Form 10-KSB (together, the “10-KSB”).  On behalf of the Company, we hereby set forth the following response to the comments contained in the Staff’s April 2, 2009 letter.  We have set forth below in bold and italics the comments made by the Staff.  Following each comment is the Company’s response which is set forth in plain text.

Form 10-K for the year ended December 31, 2007

General

1.
We note that on the homepage of the “Investors” section of your website, you have a disclaimer about forward-looking statements.  We further note that you require the browser to indicate that he or she understands the terms of your disclaimer to view your “Investors” section of your website.  Please explain to us why you believe it is appropriate in light of Section 14 of the Securities Act and Section 29(a) of the Exchange Act, to require investors to acknowledge having read and understood your disclaimer prior to entering your “Investors” website.  Please see Securities Act Release 33-7856 (April 28, 2000), which states that specific disclaimers of anti-fraud liability are contrary to the policies underpinning the federal securities laws.

In response to the Staff’s comment, the Company has revised the “Investors” section of its website such that investors are no longer required to acknowledge having read and understood the Company’s disclaimers prior to entering the “Investors” section of the Company’s website.

Austin      Beijing      Dallas       Houston       London       Los Angeles      New York      The Woodlands     Washington, DC

Kevin Woody

April 8, 2009

Item 1. Description of Business, page 2

Current Market and Current Properties, page 3

2.
We note your disclosure on page 4 describing your specific properties.  In future filings, please clearly disclose the nature of the company’s interest in each property and the nature and amount of all material mortgages or other liens or encumbrances against such properties.  For example, for the Rutherford West project, please disclose the amount of the loan used to finance the 538 acres of undeveloped land.  Please tell us how you plan to comply.

In response to the Staff’s comment, while the Company believes that the requested information is contained in footnote 10 to the Company’s financial statements contained in the Form 10-KSB in its future filings the Company will include clear disclosure regarding the Company’s interest in each of its properties and the nature and amount of all material mortgages or other liens or encumbrances against such properties.

Risk Factors, page 7

3.
We note that you have disclosed on page 25 that your disclosure controls and procedures as well as your internal control over financial reporting are ineffective.  In future filings, please include a risk factor, which discusses the risks presented by ineffective internal controls over financial reporting and disclosure controls and procedures.  Please tell us how you plan to comply.

In response to the Staff’s comment, in its future filings the Company will include the requested risk factor.

Signatures

4.	In future filings, please include the signature of your controller or principal accounting officer. Please refer to General Instruction D of Form 10-K.

In response to the Staff’s comment, in its future filings the Company will include the signature of its principal accounting officer.

Financial Statements

Consolidated Statements of Operations, page F-3

5.
We note that you separately disclose gross profit for homebuilding and related services, land sales, and inventory impairments and land option cost write-offs on the face of your income statement.  Please explain to us how this presentation complies with Rule 5-03 of Regulation S-X.  Additionally, explain to us how you determined that these separate measures of gross profit are not non-GAAP measures subject to Item 10(e) of Regulation S-K.

In response to the Staff’s comment, while the Company is only presenting one line for gross margin it has summarized the presentation so that the reader can more easily see the numbers that could have been clearly calculated from the information presented in revenues and cost of revenues section which the Company believes is in compliance with Rule 5-03 of Regulation S-X.   The Company further believes that the separate measures of gross profit are not non-GAAP measures subject to item 10(e) of Regulation S-K.   In its future filings the Company will present gross margin as a single line item.

3.  Summary of Significant Accounting Policies

e.  Land Held Under Option Agreements, Not Owned, page F-8

Kevin Woody

April 8, 2009

6.	Please revise your disclosure to include the expiration dates for non-refundable earnest money deposits for land costs and development costs on land under option.

In response to the Staff’s comment, the Company does not believe that it is necessary to amend the Form 10-KSB to include disclosure regarding the expiration dates for non-refundable earnest money deposits for land costs and development costs on land under options.  The Company has disclosed the expiration date for $400,000 of non-refundable earnest money deposits in footnote 4 of the financial statements.  This is the only deposit that is set to expire in the next 12 months.  The remaining $175,000 of non-refundable earnest money deposits do not expire until 2017.   The Company will include this information in its future filings.

k.  Property and Equipment, page F-9

7.	Tell us why model home furnishings and sales office costs are not amortized over the shorter of the estimated useful life or the life of the community as homes are closed.

In response to the Staff’s comment, the Company’s policy is to amortize over the shorter of the estimated useful life or the life of the community as homes are closed.  The Company will include its policy in future filings.

4.  Inventory, page F-14

8.
Tell us why you have not accounted for the potential recovery of your earnest money deposit related to Elm Grove as a gain contingency in accordance with paragraph 17 of SFAS 5.  Given that you do not intend to exercise the option to purchase Elm Grove, it would appear that the deposit should be written off, and any recovery of the deposit should be recognized when realized in accordance with SFAS 5.

In response to the Staff’s comment, the Company did not intend to exercise the option in December 2008 due to the issues that were created by an adjoining developer.  At September 30, 2008 the contract was still valid and the Company was working on getting an extension of the required purchase date.   To date there has been no event that would trigger the forefeiture of the deposit.    The Company anticipates that the facilitation of these negotiations will result in a return of earnest money.   The earnest money deposit related to Elm Grove represents 2% of total operating expenses recorded for the year.

9.
Explain to us why the $1.3 million in unrecovered development costs related to the Bohl’s tract have been classified separately from inventory impairments and land option cost write-offs on your consolidated statements of operations.

In response to the Staff’s comment, on the consolidated statements of operations for the nine months ended 9/30/2007, the Company did include the $1.3 million in unrecovered development costs related to the Bohl’s tract in the inventory impairment and land option costs write-offs.  In footnote 4 to the Company’s financial statements, the Company did not disclose the Bohl’s tract land cost write-offs as a separate bullet point within its discussion of inventory impairments and land option cost write-offs because it related to prior year land option cost write-offs and was discussed later in the footnote.  In future filings we will reorganize the footnote to include current year and prior year impairments and land option cost write-off disclosures in the same paragraph.

Exhibits 31.1 & 31.2

10.
We note that paragraph four of the certification required by Exchange Act Rule 13a-14(a) omits the language related to internal controls over financial reporting.  Please file an abbreviated amendment to your form 10-KSB that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

The Company will file an amendment to the Form 10-KSB to include the correct certifications required by Exchange Act Rule 13a-14(a).

Kevin Woody

April 8, 2009

In addition to the foregoing, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer any further questions or comments to the undersigned at (512) 320-9266.

Very truly yours,

/s/ Ted Gilman
Ted Gilman

cc:	Robert Telewicz [Staff]
Clark Wilson [Company]
Cindy Hammes [Company]
Tom Wilkinson [PMB Helin Donovan, LLP]